Filed Pursuant to Rule 433

Registration No. 333-127616

December 12, 2005

Pricing Term Sheet

Omnicare, Inc.

Common Stock

Issuer	Omnicare, Inc.

Symbol	OCR

Number of Shares offered by us	12,825,000 shares

Over-Allotment Option	1,923,750 shares

Price to Public	$59.72 per share

Last reported NYSE sale price	$59.72 per share

Underwriting discount and commission	$1.7916 per share

Proceeds (before expenses) to Omnicare	$742,931,730

Trade Date	December 12, 2005

Settlement Date	December 15, 2005 (T+3)

Book-Running Managers	Lehman Brothers, JP Morgan, Merrill Lynch & Co.

Co-Managers	Wachovia Securities, CIBC World Markets, SunTrust Robinson Humphrey, Thomas Weisel Partners

CUSIP	681904108

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-524-4462. You should read this term sheet together with the preliminary prospectus supplement dated December 6, 2005 relating to the common stock. The preliminary prospectus supplement is available at www.sec.gov or by calling toll free at 1-800-524-4462 and investors are encouraged to obtain a copy.